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20770 Hwy 281 N., Suite 108-619

San Antonio, TX 78258

281-702-2137 (P)

866-862-1719 (F)

October 28, 2020

VIA EDGAR

US Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Re:	Timothy Plan Preliminary Proxy Statement: File Nos. 811-08228 and 033-73248

Ladies and Gentlemen:

On behalf of the Timothy Plan (the “Trust”), transmitted herewith for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) is Registrant’s Preliminary Proxy Statement which will be used in connection with a special meeting of the shareholders of the Defensive Strategies Fund (the “Fund”), a separate series of the Trust, to be held on Monday, December 21, 2020 (the “Special Meeting”). This Preliminary Proxy Statement consists of a notice of meeting, the proxy statement and form of proxy. This information, including the Proxy Statement, will be mailed to the Trust’s shareholders on or about November 9, 2020.

The matters to be considered by each Fund, voting separately, at the Special Meeting will be:

1.

Approval of a new investment sub-advisory agreement with Barrow, Hanley, Mewhinney & Strauss, LLC (“BHMS”) by the Fund’s shareholders. BHMS currently manages the fixed income sleeve of the Timothy Plan Defensive Strategies Fund. Shareholders are being asked to re-engage BHMS as the investment manager for the Fund due to a pending change of control at BHMS. After full consideration, the Trust’s Board of Trustees decided to re-engage BHMS for the Fund and to seek shareholder ratification of its decision; and

2.

Approval of a new investment sub-advisory agreement with Chilton Capital Management, LLC (“Chilton”) by the Fund’s shareholders. Delaware Mutual Fund Trust currently manages the REIT sleeve of the Timothy Plan Defensive Strategies Fund. Shareholders are being asked to engage Chilton as the investment manager for the Fund due to pending resignation of Delaware Mutual Fund Trust. After full consideration, the Trust’s Board of Trustees decided to engage Chilton as the new REIT manager for the Fund and to seek shareholder ratification of its decision

Please direct all questions or comments regarding the foregoing to me at 210-540-1681. Thank you for your consideration.

Sincerely,

DAVID D. JONES, Esq.